      As filed with the Securities and Exchange Commission on July 13, 1998
                                        Registration No. 333-
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ROBOTIC VISION SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                                              11-2400145
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                                 5 Shawmut Road
                           Canton, Massachusetts 02021
                                 (781) 821-0830
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                                  PAT V. COSTA
                      President and Chief Executive Officer
                          Robotic Vision Systems, Inc.
                                 5 Shawmut Road
                           Canton, Massachusetts 02021
                                 (781) 821-0830
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Copies of all communications and notices to:

                              IRA I. ROXLAND, Esq.
                 Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10017
                               Tel: (212) 688-7000
                               Fax: (212) 755-2839

      Approximate date of commencement of proposed sale to the public: At such time after the effective date of this Registration Statement as the Selling Stockholders shall determine.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

==============================================================================================
                                       Proposed Maximum   Proposed Maximum
Title of Securities      Amount to be   Offering Price   Aggregate Offering      Amount of
 to be Registered         Registered      Per Share*           Price*        Registration Fee
----------------------------------------------------------------------------------------------
Common Stock, $.01 par
value............        271,493 shs.        $ 5.00         $ 1,357,465           $ 400.55
==============================================================================================

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Theses securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


Subject to Completion - Preliminary Prospectus dated July 13, 1998


Prospectus

                                 271,493 Shares

                          ROBOTIC VISION SYSTEMS, INC.

                                  Common Stock


      This Prospectus relates to 271,493 shares of common stock, par value $0.01 per share (the "Common Stock"), of Robotic Vision Systems, Inc. (the "Company"), which shares are being offered for sale by the person named herein under the caption "Selling Stockholder" (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Selling Stockholder."

      This Prospectus also covers such additional shares of Common Stock as may be issuable to the Selling Stockholder in the event of a stock dividend, stock split, recapitalization or other similar changes in the Common Stock.

      The Common Stock is quoted on The Nasdaq National Market (the "NASDAQ-NM") under the symbol "ROBV." On July , 1998, the closing last sale price of the Common Stock as reported by the NASDAQ-NM was $ per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Selling Stockholder, or its pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or (iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholder may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholder and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

      The Company has agreed to bear all expenses (other than selling discounts, concessions and commissions) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholder. The Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act.

      The Common Stock being offered hereby by the Selling Stockholder has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.




                  The date of this Prospectus is     , 1998

                                TABLE OF CONTENTS


The Company ...................................................................1

Forward-Looking Statements.....................................................3

Risk Factors...................................................................4

Available Information .........................................................5

Incorporation of Certain Documents by Reference ...............................6

Selling Stockholder ...........................................................7

Legal Opinion..................................................................7

Experts........................................................................8

Index to Financial Statements................................................F-1



      No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                                   THE COMPANY


General

      Robotic Vision Systems, Inc. ("RVSI" or the "Company"), directly and through wholly owned subsidiaries grouped into three operating units, designs, manufacturers, markets and sells automated 1-dimensional ("1-D"), 2-dimensional ("2-D") and 3-dimensional ("3-D") machine vision-based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology. RVSI's aircraft safety division has developed and is marketing an ice detection product for the aviation industry.

      RVSI's Semiconductor Equipment Group is comprised of RVSI's Electronics Division, as well as its wholly owned subsidiaries, Systemation Engineered Products, Inc. ("Systemation") and Vanguard Automation, Inc. ("Vanguard").

      The Electronics Division supplies inspection equipment to the semiconductor industry. The Electronics Division's LS, GS and CS Series lead scanning systems offer automated, high-speed, 3-D semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays ("in-tray scanning"). The systems use a laser-based, non-contact, 3-D measurement technique to inspect and sort quad flat packs, thin quad flat packs, chip scale packages ("CSP"), ball grid arrays ("BGA") and thin small outline packs in their carrying trays. The system measurements include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

      Systemation offers tape-and-reel component processing systems designed to handle CSP and BGA. RVSI also believes that Systemation's expertise in designing and manufacturing systems that handle components in tubes provides RVSI with the means to further expand the breadth of its product offerings to the semiconductor market.

      Vanguard is the leading supplier of BGA and CSP equipment for the semiconductor and connection industries. Customers for Vanguard's proprietary BGA and CSP equipment include over a dozen of the top semiconductor manufactures in the world.

      RVSI's Acuity Imaging Division is comprised of Acuity Imaging LLC ("Acuity") and Northeast Robotics LLC ("Northeast Robotics"), Acuity's wholly owned subsidiary.

      Acuity designs, manufactures and markets 2-D machine vision products and systems and, through Northeast Robotics, lighting systems for use in industrial automation. The Division's products, which utilize a combination of software, an image processing computer and electronic cameras, perform such functions as measurement, flaw detection, verification of the presence and correctness of parts and subassemblies, and inspection of manufactured products. Typically, they are utilized in hot, dusty, dirty or other harsh industrial environments in applications where human inspection is not practical or where the use of machine vision systems is faster, more reliable and more economical than human inspection. Such applications include assembly verification, date and lot code reading, flaw detection, gauging and measurement, label verification and product identification.

      RVSI's CiMatrix Division includes the respective operations of International Data Matrix, Inc. and Computer Identics Corporation, each formerly a wholly owned subsidiary of RVSI which, as of October 1, 1997, were combined within CiMatrix LLC ("CiMatrix"), a wholly owned subsidiary of RVSI.

      The CiMatrix Division manufactures data collection products, networks, and linear and 2-D bar code reading systems. Its customers encompass a wide cross-section of businesses and institutions, including postal services, freight companies and manufacturers of electronics, pharmaceutical, consumer goods, textiles and automobiles.

      The Data Matrix code, a 2-D code which resembles a scrambled checkerboard, was developed by one of the Division's predecessors. The small size of the Data Matrix code allows its use in industries and in applications that were previously impossible to satisfy with machine readable codes because of its ability to be printed or marked directly on parts and components, thereby eliminating the need for paper labels and the high cost of labeling equipment. Serialization and therefore traceability is now possible in industries such as semiconductors, which have seen a surge in the theft of memory chips and other high priced computer components.

      RVSI's Aircraft Safety Division's sole current product is the ID-1 aircraft detection system, a full-wing electro-optical ice detection system that is designed to provide a quick, clear and reliable indication of the presence or absence of ice, snow or frost. This proprietary system can be mounted on the bucket of a de-icing truck or other vehicle and is designed to operate under conditions where visual inspection can be ineffective or tactile inspection difficult. Its compact size and high degree of mobility are also designed to allow the ID-1 to detect ice on aircraft surfaces at any point between the gate and runway. Preliminary design and testing is under way, funded in part by a Federal Aviation Administration ("FAA") research grant in 1997, to adapt the technology to an on-aircraft product which would provide both ground and airborne ice detection capability.

      The commercial viability of the ID-1 has not as yet been proven nor can it be assured. Consequently, there can be no assurance that the ID-1 can be commercially marketed at a profit at any time in the proximate future, if ever.


Recent Developments

      - On June 15, 1998, RVSI settled its claims arising out of the acquisition by General Scanning, Inc. ("GSI") of View Engineering, Inc.

("View") in August 1996. RVSI had claimed that GSI used improperly obtained information in connection with the acquisition. GSI denied all such claims. Under the agreed upon settlement, GSI has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages as described below. Under the settlement, GSI has licensed to RVSI its 2-D and 3-D vision technology solely and exclusively for RVSI's use in the inspection of leads, pins, balls, bumps and other present and future device interconnection leads. In consideration for the technology license and non-competition agreement, RVSI agreed to pay GSI $3.75 million. RVSI's remaining patent suit against GSI is unaffected by the current settlement.

      - On June 24, 1998, RVSI announced that it expected its financial results for the third quarter which ended June 30, 1998 to be below RVSI's and securities analysts' expectations. Revenue for the third quarter is expected to be less than the current fiscal year's second quarter revenue of $47.7 million and the operating loss is expected to be greater than the second quarter operating loss of $2.5 million, excluding non-recurring charges.

      - RVSI also announced on June 24, 1998:

            - a 15% reduction in its global workforce. This reduction includes reductions from the consolidation of machine vision and bar code operations and reductions in RVSI's Semiconductor Equipment Group to reduce its cost structure to its current level of business. RVSI expects to take additional non-recurring charges for costs relating to employee severance from the workforce reduction, consolidation of operations and the write down of certain assets.

            - its plans to consolidate its Acuity 2-D machine vision and its CiMatrix 2-D and 1-D bar code reading and automated data collection operations. RVSI expects that such consolidation will strengthen RVSI's position in its served markets and naturally follows the convergence of machine vision and bar code technologies. RVSI believes that the consolidated unit will be better positioned to meet its customers' needs as it seeks to take advantage of the emerging opportunities created by 2-D symbologies and direct part marking.


                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

      This Prospectus contains forward-looking statements including statements regarding, among other items, business strategy, growth strategy and anticipated trends in RVSI's business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on RVSI's expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond RVSI's control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "Risk Factors," below, describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate.


                                  RISK FACTORS

      - Recent Reduction in Revenues; Incurrence of Operating Losses. RVSI's revenues for the three months ended March 31, 1998 were $47.7 million, down 11%, from $53.8 million, for the immediately preceding three months ended December 31, 1997. RVSI incurred a net loss of $2.5 million, or $(0.10) per share, before non-recurring charges of $3.2 million, or $(0.13) share in the three months ended March 31, 1998, compared to net income of $3.6 million, or $0.14 per share, in the immediately preceding three months ended December 31, 1997. As disclosed under "The Company - Recent Developments", elsewhere herein, RVSI expects its revenues for its third quarter ended June 30, 1998 to be less than those of its second quarter ended March 31, 1998 and expects its third quarter operating loss to be greater than its second quarter operating loss, excluding non-recurring charges. Such revenue reductions and incurrence of operating losses are attributable to a confluence of weakened semiconductor industry conditions and the Asian financial crisis, the combined effect of which has caused RVSI to experience cancellations, rescheduled deliveries and the postponement of new orders, particularly with respect to its 3-D in-tray inspection systems for customers based in Asia. RVSI expects that demand for its semiconductor equipment will remain weak for the near term, thereby adversely affecting RVSI's revenues and earnings.

      - Fluctuations in the Semiconductor Market. The semiconductor industry has been historically subject to significant market fluctuations and violent periodic downturns, which have had a disproportionately negative effect on manufacturers of semiconductor capital equipment, such as RVSI.

      - Customer Concentration. RVSI's sales have been historically concentrated in a small number of customers at any time, although the specific customers change over time. Sales to Intel Corporation ("Intel") accounted for approximately 16% and 13%, respectively, of RVSI's revenues during the fiscal years ended September 30, 1997 and 1996. No other customers accounted for more than 10% of sales during such fiscal years. Like other companies in the semiconductor industry, Intel's operating results have been adversely impacted by the combined effect of the Asian financial crisis and excessive semiconductor chip inventory levels. Any significant reduction in Intel's future orders for RVSI's products may be expected to materially adversely affect RVSI's operations and prospects.

      - International Sales. For the fiscal year ended September 30, 1997, export sales accounted for approximately 57% of RVSI's revenues. RVSI's international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions and duties, and other political and economic factors such as the present Asian financial crisis. To the extent foreign currencies weaken relating to the U.S. dollar, RVSI's products cold become more expensive in these countries. This could adversely affect both RVSI's sales volumes and profitability.

      - Fluctuating Quarterly Results of Operations. The cyclical nature of the semiconductor industry may cause RVSI's quarterly operating results to fluctuate significantly.


                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, all reports filed by the Company pursuant to the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet website located at www.sec.gov. In addition, reports and other information concerning the Company can be inspected and copied at The NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      Incorporated herein by reference are the following documents filed by the Company with the Commission (File No. 0-8623) under the Exchange Act:

      (a) The Company's Annual Report on Form 10-K and Form 10-K/A-1 for its fiscal year ended September 30, 1997 (the "Annual Report");

      (b) The Company's Proxy Statement for the Annual Meeting of Stockholders held on April 9, 1998;

      (c) The Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended December 31, 1997 and March 31, 1998;

      (d) The Company's Current Report on Form 8-K and Form 8-K/A-1, dated December 18, 1997, relating to the Company's acquisition by merger of Vanguard;

      (e) The Company's Current Report on Form 8-K, dated May 14, 1998, relating to the approval by the Company's Board of Directors of a stockholder rights plan; and

      (f) The Company's Registration Statements on Form 8-A for a description of the Common Stock and the stockholder rights plan.

      All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests or such copies should be directed to John J. Arcari, Secretary, Robotic Vision Systems, Inc., 5 Shawmut Road, Canton, Massachusetts 02021; telephone number: (781) 821-0830.

Selected Consolidated Financial Data

                                                          Fiscal Year Ended September 30,
                                                          -------------------------------
                                                   1997(1)   1996(1)   1995(1)   1994(1)   1993(1)
                                                   -------   -------   -------   -------   -------
                                                      (In Thousands, except per share amount)
Revenues                                          $169,342  $153,975  $145,415  $102,056  $90,058
Income before (provision) benefit from income
 taxes, discontinued operations and cumulative
 effect of change in accounting principle            1,393      (319)   12,092     2,853   (2,949)
(Provision) benefit from income taxes                 (745)    1,154        56        (1)      32
Income before discontinued operations and
 cumulative effect of change in accounting
 principle                                             648       835    12,148     2,852   (2,981)
Cumulative effect of change in accounting
 principle(2)                                           --        --        --        --      327
Discontinued operations                                 --        --        --        --      (37)
Net income                                            $648       $835  $12,148     2,852   (2,691)
Net income per common share before discontinued
 operations and cumulative effect of change in
 accounting principle:(3)
 Basic                                               $0.03     $0.04    $0.65      $0.16   $(0.19)
 Diluted                                             $0.03     $0.04    $0.58      $0.15   $(0.19)
Net income per common share:(3)
 Basic                                               $0.03     $0.04    $0.65      $0.16   $(0.17)
 Diluted                                             $0.03     $0.04    $0.58      $0.15   $(0.17)

                                                                 At September 30,
                                                                 ----------------
                                                    1997       1996      1995      1994      1993
                                                    ----       ----      ----      ----      ----
                                                                  (In Thousands)

Total assets                                      $139,923   $107,471   $83,520   $50,410   $38,146
Current liabilities                                 55,382     42,619    37,165    30,014    27,109
Total liabilities                                   64,346     43,858    39,171    33,459    29,627
Stockholders' equity                                75,577     63,613    44,349    16,951     8,519
Working capital                                     55,159     45,751    34,590    10,853     3,874


(1) Results for all periods presented prior to December 9, 1997 have been restated for the acquisition of Vanguard Automation, Inc., which has been accounted for as a pooling of interest.

(2) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Accounting Standard No. 109, "Accounting for Income Taxes".

(3) In the fiscal quarter ended December 31, 1997, the Company adopted the provisions of Statement of Accounting Standard No. 128, "Earnings Per Share". All periods presented have been restated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

  Years Ended September 30, 1997 and 1996

     Revenues of $169,342,000 for the year ended September 30, 1997 represent an increase of $15,367,000, or 10.0%, over revenues of $153,975,000 for the year ended September 30, 1996. The increase in revenues was primarily attributable to increased shipments of RVSI's LS-3000 Series and GS-5000 Series semiconductor lead inspection systems.

     The gross profit margin for the fiscal year ended September 30, 1997 was 46%, as compared to 45% for the fiscal year ended September 30, 1996.

     Continued development of the LS-3000 and GS-5000 Series of lead scanning systems, computerized visual inspection equipment, and barcode scanning and data collection equipment, as well as the ID-1 aircraft wing ice detection system, primarily accounted for $25,465,000 in research and development expense, net of capitalized software development costs, during the year ended September 30, 1997, as compared to $21,834,000 during fiscal 1996. In its fiscal year ended September 30, 1997, the Company capitalized $4,842,000 of its software development costs as compared to $2,630,000 over the comparable 1996 period in accordance with the provisions of Statement of Financial Accounting Standards No. 86 ("SFAS No. 86"). Capitalized software development costs for the fiscal year ended September 30, 1997 include $848,000 of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because prior to their respective acquisitions by the Company they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

     Selling, general and administrative costs of $48,259,000 increased by $3,398,000, or 7.6%, for the year ended September 30, 1997 as compared to $44,861,000 in the prior fiscal year, primarily as a result of increased marketing and distribution costs. For the year ended September 30, 1997, net interest expense was $309,000 compared to net interest income of $222,000 in the comparable period in 1996. The decrease is a result of using a significant portion of the Company's cash to finance growing accounts receivable and inventory as the Company's revenue growth pace increases.

     Net income for the year ended September 30, 1997 was $648,000, or $0.03 per share, as compared to net income of $835,000, or $0.04, for the year ended September 30, 1996.

     During the fiscal year ended September 30, 1997, the Company recorded a net provision for income taxes of $745,000. The current year provision primarily relates to minimum federal and state income taxes which were partially offset by a decrease in the valuation allowance relating to deferred tax assets which emanated from a change in the legal structure of certain subsidiaries which eliminated certain limitations on the Company's utilization of net operating losses of acquired subsidiaries. During the fiscal year ended September 30, 1996, the Company recorded a net benefit from income taxes of $1,154,000. This benefit primarily resulted from a decrease in the valuation allowance relating to deferred tax assets which emanated from the Company's profitable operations in fiscal 1996, and the extent to which the Company substantiated projected future earnings.

     The net deferred tax assets at September 30, 1997 and 1996 of $8,820,000 and $8,116,000, respectively, are equivalent to the benefit to be derived from net operating loss carryforwards, and net deductible temporary differences that were expected to be utilized to offset future taxable income projected as of the respective balance sheet dates. The valuation allowance as of September 30, 1997 relates primarily to net operating loss carryforwards and tax credit carryforwards of Acuity and CiMatrix which are subject to annual limitations.

Years Ended September 30, 1996 and 1995

     Revenues of $153,975,000 for the year ended September 30, 1996 represent an increase of $8,560,000, or 6%, in comparison to revenues of $145,415,000 for the year ended September 30, 1995. The increase in revenues was primarily attributable to substantially increased shipments of RVSI's LS-3000 Series and GS-5000 Series semiconductor lead inspection systems.

     Gross profit margins for the fiscal years ended September 30, 1996 and 1995 were 45% and 47%, respectively.

     Continued development of the LS-3000 and GS-5000 Series of lead scanning systems, computerized visual inspection equipment and barcode scanning and data collection equipment, as well as the ID-1 aircraft wing ice detection system, primarily accounted for $21,834,000 in research and development expense, net of capitalized software development costs, during the year ended September 30, 1996, as contrasted with $16,164,000 during fiscal 1995. In its fiscal year ended September 30, 1996, the Company capitalized $2,630,000 of its software development costs as compared to $535,000 over the comparable 1995 period in accordance with the provisions of SFAS No. 86. Capitalized software development costs for the fiscal year ended September 30, 1996 include $1,534,000 of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because prior to their respective acquisitions by the Company they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

     Selling, general and administrative costs increased by $6,333,000 or 16% for the year ended September 30, 1996 as compared to the prior fiscal year, primarily as a result of increased marketing and distribution costs. The Company incurred $2,661,000 for merger expenses primarily relating to the acquisition of Computer Identics by the Company on August 30, 1996. For the year ended September 30, 1996, net interest income was $222,000 as compared to net interest expense of $59,000 in the comparable period in 1995. The increase was a result of investing additional available funds.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating, investing and financing activities for the year ended September 30, 1997 utilized net cash and cash equivalents of $14,735,000 as follows:

     - Operating activities utilized $18,733,000;
     - $7,915,000 was used to purchase property and equipment, primarily computer, engineering and demonstration equipment;
     - $2,319,000 was received from the maturity of investments;
     - $3,144,000 was used to pay for the purchase of a business;

     -  $8,000,000 was proceeds from long-term borrowings;

     -  $2,833,000 was used to repay short-term borrowings;

     - Other financial activities provided $1,271,000 primarily through the issuance of Common Stock upon the exercise of stock options and warrants;

     - The effect of exchange rate changes on cash and cash equivalents was $189,000.

     The Company's inventories at September 30, 1997 of $39,095,000 increased by $12,525,000 from $26,570,000 as of September 30, 1996 primarily to support higher production volumes and customer requirements for shorter lead times. Accounts receivable at September 30, 1997 of $50,563,000 increased by $19,622,000 from $30,941,000 as of September 30, 1996 primarily due to higher operating levels and increased sales to larger customers with longer payment terms.

     In March 1998, RVSI entered into a new $37,500,000 revolving credit agreement with three domestic banks, which replaced the $17,000,000 revolving credit agreement, the $8,000,000 term loan and a $2,500,000 unsecured demand line of credit. The new agreement, which is secured by essentially all of the tangible and intangible assets of the Company, has a two year term, with interest at either prime rate or LIBOR. The agreement has financial covenants which include minimum profitability, minimum liquidity and minimum net worth, and requires a commitment fee of 1/4 of one percent per annum on the total facility. At March 31, 1998, there was $29,500,000 outstanding under this facility. The lending banks waived the Company's compliance with the financial covenants under the agreement for the three months ended March 31, 1998. The Company is currently not in compliance with certain financial covenants of its credit agreement and is working with its banks to amend the facility and revise the financial covenants in the agreement. In addition, the Company is attempting to obtain private placement financing, as well as reducing inventory purchases, operating expenses and capital expenditures to lower its future cash requirements.


     The Company has evaluated its computing assets and software applications with regard to the Year 2000 issues. Strategies have been formulated and execution of the plan is currently in process. The Company anticipates all expenditures related to Year 2000 have been reserved or budgeted for and expects to be fully compliant during Fiscal 1999.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This Statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 specifies new guidelines for determining a company's operating segments and related requirements for disclosure. The Company is in the process of evaluating the impact of the new standard on the presentation of its financial statements and the disclosures therein. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition". This Statement specified certain changes for determining the recognition of software revenue. The Company is in the process of evaluating the impact of the SOP on its recognition policies. SOP No. 97-2 is effective for fiscal years beginning after December 15, 1997.

                               SELLING STOCKHOLDER

      The following table sets forth certain information with respect to the Selling Stockholder, who acquired its shares of RVSI Common Stock pursuant to the terms of that certain Settlement Agreement, dated June 12, 1998, by and between RVSI and GSI (see "Recent Developments"). The Selling Stockholder named below acquired its shares of RVSI Common Stock absent registration under the Securities Act by reason of the exemption from such registration afforded by the provisions of Section 4(2) thereof. The Company will receive no proceeds from the sale of the shares by the Selling Stockholder.

                        Beneficial                         Beneficial
                        Ownership                          ownership
                        of Shares                          of Shares      Percentage
                        of Common       Number of Shares   of Common      of Common
Name of                 Stock at        of Common Stock    Stock After    Stock After
Selling Stockholder     July   , 1998   Offered for Sale   the Offering   the Offering
-------------------     -------------   ----------------   ------------   ------------
General Scanning Inc.      271,943          271,943            -0-             - %


      The Selling Stockholder, or its pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or (iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholder may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholder and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.


                                  LEGAL OPINION

      The legality of the Common Stock offered hereby will be passed upon for the Company by Cooperman Levitt Winikoff Lester & Newman, P.C., 800 Third Avenue, New York, New York 10022. Members of such Firm own shares of Common Stock of the Company.

                                     EXPERTS

      The financial statements of the Company and its consolidated subsidiaries included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement, except Acuity Imaging, Inc. and subsidiaries for the year ended September 30, 1995, except Computer Identics Corporation and subsidiaries for the year ended December 31, 1995 and except Vanguard Automation, Inc. for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP as stated in their reports appearing elsewhere in the Registration Statement. The financial statements of Acuity Imaging, Inc. and subsidiaries for the period indicated above (consolidated with those of the Company) have been audited by Arthur Andersen LLP, the financial statements of Computer Identics Corporation and subsidiaries for the period indicated above (consolidated with those of the Company) have been audited by Ernst & Young LLP, and the financial statements of Vanguard Automation, Inc. for the period indicated above (consolidated with those of the Company) have been audited by KPMG Peat Marwick LLP, as stated in their respective reports which are incorporated by reference and/or included herein. Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference and included herein, respectively, in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

      The financial statements of Vanguard Automation, Inc. as of September 30, 1997 and December 31, 1996 and for the year ended September 30, 1997 and the year ended December 31, 1996 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A, dated December 18, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference and has been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.


Independent Auditors' Report of Deloitte & Touche LLP                         F-2 to F-3

Report of Arthur Andersen LLP, Independent Public Accountants                     F-4

Report of Ernst & Young LLP, Independent Auditors                                 F-5

Report of KPMG Peat Marwick LLP, Independent Auditors                             F-6

Consolidated Balance Sheets as of September 30, 1997 and 1996                     F-7

Consolidated Statements of Income for the Years Ended
   September 30, 1997, 1996 and 1995                                              F-8

Consolidated Statements of Stockholders' Equity for the Years
   Ended September 30, 1997, 1996 and 1995                                        F-9

Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1997, 1996 and 1995                                           F-10 to F-11

Notes to Consolidated Financial Statements for the Years Ended
  September 30, 1997, 1996 and 1995                                           F-12 to F-29

Supplemental Schedule II:  Valuation and Qualifying Accounts                      F-30

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Robotic Vision Systems, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. Our audits included the financial statement schedule listed in the index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of Acuity Imaging, Inc. and subsidiaries ("Acuity"), a wholly-owned subsidiary, for the year ended September 30, 1995, which statements reflect total revenues constituting 13% of consolidated total revenues for the year ended September 30, 1995. We also did not audit the consolidated financial statements of Computer Identics Corporation and subsidiaries ("CI"), a wholly-owned subsidiary, for the year ended December 31, 1995, which statements reflect total revenues constituting 19% of consolidated total revenues for the year ended September 30, 1995. We also did not audit the financial statements of Vanguard Automation, Inc. ("Vanguard"), a wholly-owned subsidiary, for the year ended December 31, 1995, which statements reflect total revenues constituting 16% of consolidated total revenues for the year ended September 30, 1995. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Acuity, CI and Vanguard for the year ended September 30, 1995, is based solely on the reports of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles after financial statements are issued for a period which includes the date of consummation of the merger described above. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                        /S/ DELOITTE & TOUCHE LLP

Jericho, New York
December 9, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Acuity Imaging, Inc.

We have audited the consolidated balance sheet of Acuity Imaging, Inc. (a Delaware corporation and a wholly owned subsidiary of Robotic Vision Systems, Inc.) and subsidiaries as of September 30, 1995, and the related consolidated statements of operations and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acuity Imaging, Inc. and subsidiaries at September 30, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

On September 20, 1995, Robotic Vision Systems, Inc. acquired Acuity Imaging,
Inc.


                                        /S/  ARTHUR ANDERSEN LLP


Boston, Massachusetts
November 6, 1995

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
and Stockholders of Computer Identics Corporation

We have audited the accompanying consolidated balance sheet or Computer Identics Corporation and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented separately herein). Our audits also included the related financial statement schedule. Valuation and Qualifying Accounts, for the year ended December 31, 1995 (not presented separately herein). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. we believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Identics Corporation and subsidiaries at December 31, 1995 and the consolidated results of their operations, and their cash flows for the year ended, in conformity with generally accepted accounting principles. Also, in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/S/ ERNST & YOUNG LLP

Boston, Massachusetts
February 8, 1996

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Vanguard Automation, Inc.;

We have audited the statements of operations, changes in stockholders' deficiency, and cash flows of Vanguard Automation, Inc. for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Vanguard Automation, Inc. for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP


Phoenix, Arizona
February 23, 1996

SEPTEMBER 30, 1997 AND 1996
(in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                   NOTES      1997       1996
                                                   -----    ---------  ---------
                                                            Restated   Restated
ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

CONSOLIDATED BALANCE SHEETS
                                                            (NOTE 2)   (NOTE 2)
ASSETS (Note 9)
------
CURRENT ASSETS:
  Cash and cash equivalents                                 $  8,811   $ 19,780
  Investments                                                      -      1,500
  Accounts receivable, net                            3       50,563     30,941
  Inventories                                         4       39,095     26,570
  Deferred income taxes                               5       10,643      8,116
  Prepaid expenses and other                                   1,429      1,463
                                                            --------   --------
          Total current assets                               110,541     88,370
PLANT AND EQUIPMENT, net                              6       14,507     11,431
INVESTMENTS                                                        -        665
GOODWILL, net of accumulated amortization of
 $290 and $61 in 1997 and 1996, respectively          2        6,207      2,627
OTHER ASSETS                                        5,7        8,668      4,378
                                                            --------   --------
                                                            $139,923   $107,471
                                                            ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Note payable and current portion of
   long-term debt                                     9     $ 10,623   $ 10,558
  Accounts payable                                            23,320     16,063
  Accrued expenses and other current liabilities      8       19,623     14,130
  Advance contract payments received                           1,816      1,868
                                                            --------   --------
          Total current liabilities                           55,382     42,619

LONG-TERM DEBT                                        9        6,414        492
DEFERRED INCOME TAXES                                 5        1,823          -
OTHER LIABILITIES                                                727        747
                                                            --------   --------
TOTAL LIABILITIES                                             64,346     43,858
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES                        11
STOCKHOLDERS' EQUITY:                                12
  Common stock, $.01 par value; shares authorized,
    30,000,000; shares issued and outstanding,
    1997 - 24,438,000 and 1996 - 23,332,000                      244        233
  Additional paid-in capital                                 166,623    157,607
  Accumulated deficit                                        (91,457)   (94,549)
  Unrealized gain on investments available for sale                -        147
  Cumulative translation adjustment                              167        175
                                                            --------   --------
          Total stockholders' equity                          75,577     63,613
                                                            --------   --------
                                                            $139,923   $107,471
                                                            ========   ========

See notes to consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995
(in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                       NOTES       1997       1996       1995
                                       ------    --------   --------   --------
                                                 Restated   Restated   Restated
                                                 (Note 2)   (Note 2)   (Note 2)
REVENUES                               14, 15    $169,342   $153,975   $145,415

COST OF REVENUES                                   93,847     85,160     77,267
                                                 --------   --------   --------

GROSS PROFIT                                       75,495     68,815     68,148
                                                 --------   --------   --------

OPERATING COSTS AND EXPENSES:
  Research and development costs                   25,465     21,834     16,164
  Selling, general and
   administrative expenses                         48,259     44,861     38,528
  Merger expenses                           2          69      2,661      1,305
  Interest income                                    (767)    (1,148)      (555)
  Interest expense                                  1,076        926        614
                                                 --------   --------   --------

                                                   74,102     69,134     56,056
                                                 --------   --------   --------

INCOME BEFORE INCOME TAXES                          1,393       (319)    12,092

INCOME TAX PROVISION (BENEFIT)              5         745     (1,154)       (56)
                                                 --------   --------   --------

NET INCOME                                       $    648   $    835   $ 12,148
                                                 ========   ========   ========

NET INCOME PER SHARE:
  Basic                                     1    $   0.03   $   0.04   $   0.65
  Diluted                                        $   0.03   $   0.04   $   0.58

WEIGHTED AVERAGE SHARES:
  Basic                                     1      23,718     22,092     18,740
  Diluted                                          23,967     23,385     21,030



See notes to consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995
(in thousands)
--------------------------------------------------------------------------------

                                                       COMMON STOCK
                                                    ------------------   ADDITIONAL                                UNREALIZED
                                                     NUMBER               PAID-IN     ACCUMULATED     DEFERRED       GAIN ON
                                            NOTES   OF SHARES   AMOUNT    CAPITAL       DEFICIT     COMPENSATION   INVESTMENTS
                                            -----   ---------   ------   ----------   -----------   ------------   -----------

Balance, October 1, 1994
 (as previously reported)                             17,023     $170     $121,521     $(101,397)       $(54)         $   -
Changes resulting from acquisition
  accounted for as pooling of interests        2       1,120       11        1,998        (5,416)          -              -
                                                      ------     ----     --------     ---------        ----          -----
Balance October 1, 1994 (Restated)                    18,143      181      123,519      (106,813)        (54)             -
Shares and warrants issued in connection
  with private equity placement, net of
   offering costs                             12       1,110       11        9,375             -           -              -
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                             12         401        5        3,992             -           -              -
Warrants issued for professional services     12           -        -           92             -           -              -
Shares issued in connection with the
 exercise of stock options and warrants       12         746        7        1,476             -           -              -
Other stock transactions                                  40        -          309             -          (6)             -
Change in year end of pooled companies         2           -        -            -          (101)          -              -
Translation adjustment                                     -        -            -             -           -              -
Net income                                                 -        -            -        12,148           -              -
                                                      ------     ----     --------     ---------        ----          -----
Balance, September 30, 1995 (Restated)                20,440      204      138,763       (94,766)        (60)             -
Shares issued in connection with the
 exercise of stock options and warrants       12       1,511       15        5,821             -           -              -
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                             12       1,233       12       10,116             -           -              -
Shares issued in connection with the
 acquisition of Northeast Robotics,
   Inc. accounted for as a purchase            2         139        1        2,675             -           -              -
Warrants issued for professional services     12           -        -           74             -           -              -
Other stock transactions                                   9        1          158             -          60              -
Change in year end of pooled companies         2           -        -            -          (618)          -              -
Change in net unrealized holding gains         1           -        -            -             -           -            147
Translation adjustment                                     -        -            -             -           -              -
Net income                                                 -        -            -           835           -              -
                                                      ------     ----     --------     ---------        ----          -----
Balance, September 30, 1996 (Restated)                23,332      233      157,607       (94,549)          -            147

Shares issued in connection with the
 exercise of stock options and warrants       12         384        4        1,839             -           -              -
Other stock transactions                                (104)      (1)        (488)            -           -              -
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                             12         826        8        7,665             -           -              -
Change in year end of pooled companies         2           -        -            -         2,444           -              -
Change in net unrealized holding gains         1           -        -            -             -           -           (147)
Translation adjustment                                     -        -            -             -           -              -
Net income                                                 -        -            -           648           -              -
                                                      ------     ----     --------     ---------        ----          -----
Balance, September 30, 1997 (Restated)                24,438     $244     $166,623     $ (91,457)       $  -          $   -
                                                      ======     ====     ========     =========        ====          =====


                                                 CUMULATIVE       TOTAL
                                                TRANSLATION   STOCKHOLDERS'
                                                 ADJUSTMENT       EQUITY
                                                -----------   -------------

Balance, October 1, 1994
 (as previously reported)                           $118         $20,358
Changes resulting from acquisition
  accounted for as pooling of interests                -          (3,407)
                                                    ----         -------
Balance October 1, 1994 (Restated)                   118          16,951
Shares and warrants issued in connection
  with private equity placement, net of
   offering costs                                      -           9,386
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                                      -           3,997
Warrants issued for professional services              -              92
Shares issued in connection with the
 exercise of stock options and warrants                -           1,483
Other stock transactions                               -             303
Change in year end of pooled companies                 -            (101)
Translation adjustment                                90              90
Net income                                             -          12,148
                                                    ----         -------
Balance, September 30, 1995 (Restated)               208          44,349
Shares issued in connection with the
 exercise of stock options and warrants                -           5,836
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                                      -          10,128
Shares issued in connection with the
 acquisition of Northeast Robotics,
   Inc. accounted for as a purchase                    -           2,676
Warrants issued for professional services              -              74
Other stock transactions                               -             219
Change in year end of pooled companies                 -            (618)
Change in net unrealized holding gains                 -             147
Translation adjustment                               (33)            (33)
Net income                                             -             835
                                                    ----         -------
Balance, September 30, 1996 (Restated)               175          63,613

Shares issued in connection with the
 exercise of stock options and warrants                -           1,843
Other stock transactions                               -            (489)
Shares issued in connection with private
 placement of subsidiary, net of
   offering costs                                      -           7,673
Change in year end of pooled companies                 -           2,444
Change in net unrealized holding gains                 -            (147)
Translation adjustment                                (8)             (8)
Net income                                             -             648
                                                    ----         -------
Balance, September 30, 1997 (Restated)              $167         $75,577
                                                    ====         =======


See notes to consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 and 1995
(in thousands)
--------------------------------------------------------------------------------

                                                                       1997       1996       1995
                                                                     --------   --------   --------
                                                                     Restated   Restated   Restated
                                                                     (NOTE 2)   (NOTE 2)   (NOTE 2)
OPERATING ACTIVITIES:
Net income                                                           $    648    $   835    $12,148
Adjustments to reconcile net income
  to net cash (used in) provided by operating activities:
    Deferred income taxes                                                 (93)    (2,881)    (1,729)
    Depreciation and amortization                                       5,895      3,938      2,723
    Gain on disposal of business                                         (812)         -          -
    Other                                                                (218)     1,318        907
    Changes in operating assets and liabilities (net of
      effects of business acquired):
      Accounts receivable                                             (20,084)    (7,304)    (4,719)
      Inventories                                                     (14,093)    (6,781)    (9,297)
      Prepaid expenses and other current assets                          (514)      (873)       (75)
      Other assets                                                     (4,811)    (2,845)      (861)
      Accounts payable                                                 10,709      2,433      5,622
      Accrued expenses and other current liabilities                    4,732      3,297      4,118
      Advance contract payments received                                  (10)      (674)    (6,596)
      Other liabilities                                                   (82)      (164)      (136)
                                                                     --------    -------    -------
            Net cash (used in) provided by operating activities       (18,733)    (9,701)     2,105
                                                                     --------    -------    -------
INVESTING ACTIVITIES:
Proceeds from maturity of investments                                   2,319      1,000      1,500
Additions to plant and equipment, net                                  (7,915)    (6,972)    (3,646)
Purchase of investments                                                     -          -     (1,484)
Proceeds from sale of business                                            952          -          -
Payment for purchase of business                                       (3,144)       (77)         -
                                                                     --------    -------    -------
            Net cash used in investing activities                      (7,788)    (6,049)    (3,630)
                                                                     --------    -------    -------
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock and warrants - private
  equity placement (less offering costs)                                7,673     10,093     12,246
Proceeds from the exercise of stock options and warrants                1,271      2,428      1,357
Purchase of treasury stock                                               (650)         -          -
Net proceeds (repayments) from short-term borrowings                   (2,833)     9,752      6,400
Proceeds from long-term borrowings                                      8,000        245        100
Repayment of long-term borrowings                                      (1,864)    (5,918)    (2,250)
                                                                     --------    -------    -------
            Net cash provided by financing activities                  11,597     16,600     17,853
                                                                     --------    -------    -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                                        189         71         44
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                    (14,735)       921     16,372
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                    23,546     18,859      2,818
                                                                     --------    -------    -------
  End of year                                                        $  8,811    $19,780    $19,190
                                                                     ========    =======    =======

See notes to consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 and 1995 (continued)
-----------------------------------------------------------------

                                                   1997       1996       1995
                                                 ---------  ---------  ---------
                                                 Restated   Restated   Restated
                                                 (NOTE 2)   (NOTE 2)   (NOTE 2)
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                  $  1,027   $    841   $    604
                                                 ========   ========   ========
  Taxes paid                                     $    218   $  1,415   $  1,056
                                                 ========   ========   ========

NON-CASH INVESTING AND FINANCING ACTIVITIES:

  Income tax benefit relating to the
    exercise of stock options                    $    572   $  3,408   $    126
                                                 ========   ========   ========

  Liabilities incurred in connection with
    acquisition of business                      $    902   $      -   $      -
                                                 ========   ========   ========

  Property and equipment acquired under
    capital leases                               $     22   $     99   $    354
                                                 ========   ========   ========

  Issuance of common stock to acquire
    Northeast Robotics, Inc.                     $      -   $  2,676   $      -
                                                 ========   ========   ========

  Liabilities satisfied by private offering
    of common stock of subsidiary                $      -   $      -   $  1,137
                                                 ========   ========   ========

  Unrealized gain from disposal of capital
    lease                                        $      -   $      -   $    351
                                                 ========   ========   ========

  Capital lease obligation removed from
    disposal of capital lease                    $      -   $      -   $    715
                                                 ========   ========   ========

See notes to consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 and 1995
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL REPORTING POLICIES

   A. DESCRIPTION OF BUSINESS - Robotic Vision Systems, Inc. ("RVSI") and
      -----------------------
      subsidiaries (the "Company") designs, manufactures, markets and sells automated two dimensional and three dimensional machine vision based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology. The Company is also developing an ice detection product for the aviation industry.

   B. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements
      ---------------------------
      include the financial statements of Robotic Vision Systems, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

      The consolidated financial statements of the Company have been prepared to give retroactive effect to the business combination with Vanguard Automation, Inc. ("Vanguard") (Note 2) which occurred on December 9, 1997 and has been accounted for as a pooling of interests.

   C. REVENUES AND COST OF REVENUES - The Company recognizes revenue on
      -----------------------------
      its standard electronic inspection and measurement products upon shipment. Revenue from the licensing of software is recognized when the software is delivered if collectibility is probable and there are no significant vendor obligations. Engineering service and support revenue is recognized when such services are rendered. Warranty costs associated with products sold with warranty protection, as well as other post-contract support obligations, are estimated based on the Company's historical experience and recorded in the period the product is sold.

   D. CASH AND CASH EQUIVALENTS - Cash and cash equivalents includes money
      -------------------------
      market accounts and certain debt securities issued by the United States government with an original maturity of three months or less.

   E. INVESTMENTS - At September 30, 1996, investments consisted primarily
      -----------
      of certain debt securities issued by the United States government. The Company's intention was to hold such investments until their maturity, therefore, such investments were recorded at their amortized cost which was $1,998,000. The carrying value of these investments approximated market value. In addition, at September 30, 1996, the Company had marketable equity securities classified as available-for-sale which were recorded at their fair market value of $167,000, with unrealized gains of $147,000 included as a separate component of stockholders' equity.

   F. INVENTORIES - Inventories are stated at the lower of cost (using the
      -----------
      first-in, first-out cost flow assumption) or market.

   G. PLANT AND EQUIPMENT - Plant and equipment is recorded at cost less
      -------------------
      accumulated depreciation and amortization and includes the costs associated with demonstration equipment and other equipment internally developed by the Company. The cost of internally developed assets includes direct material and labor costs and applicable factory overhead. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

   H. IMPAIRMENT OF LONG-LIVED ASSETS - In March 1995, the Financial Accounting
      -------------------------------
      Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of". SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

      In accordance with SFAS No. 121, the Company reviews its long-lived assets, including property and equipment, goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value. The adoption of SFAS No. 121 had no effect on the Company's consolidated financial statements.

   I. SOFTWARE DEVELOPMENT COSTS - Software development costs are
      --------------------------
      capitalized in accordance with SFAS No. 86. Capitalized software development costs are amortized primarily over a five-year period, which is the estimated useful life of the software. Amortization begins in the period in which the related product is available for general release to customers.

   J. RESEARCH AND DEVELOPMENT COSTS - The Company charges research and
      ------------------------------
      development costs for Company-funded projects to operations as incurred. Research and development costs which are reimbursable under customer-funded contracts are treated as contract costs.

   K. INCOME TAXES - The Company accounts for income taxes under the
      ------------
      provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   L. FOREIGN CURRENCY TRANSLATION - Assets and liabilities of the
      ----------------------------
      Company's European subsidiaries are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate for the year. The resulting translation adjustments are excluded from operations and accumulated as a separate component of stockholders' equity. Transaction gains (losses) are included in net income and totaled $(267,000), $(52,000) and $167,000 in 1997, 1996 and 1995, respectively.

   M. NET INCOME PER SHARE - Effective with its fiscal quarter ended December
      --------------------
      31, 1997, the Company adopted Statement of Accounting Standard No. 128, "Earnings Per Share". All previous periods have been restated to reflect the adoption of Statement of Accounting Standard No. 128. Basic earnings per share is determined by using the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes the issuance of common shares for all dilutive potential common shares outstanding.

                                                                   Fiscal Year Ended September 30,
                                                                   -------------------------------
                                                               1997               1996              1995
                                                               ----               ----              ----
                                                            (Restated          (Restated          (Restated
                                                              Note 2)            Note 2)            Note 2)
                                                               (in Thousands, except per share amount)
                                                         Basic   Diluted     Basic   Diluted      Basic  Diluted
                                                         -----   -------     -----   -------      -----  -------
Net income...........................................     $648      $648      $835      $835    $12,148  $12,148

Weighted average number of common shares ............   23,718    23,718    22,092    22,092     18,740   18,740
Assumed number of shares issued from
 common share equivalents............................       --       249        --     1,293         --    2,290
                                                        ------    ------    ------    ------    -------  -------
Weighted average number of common and
 common equivalent shares............................   23,718    23,967    22,092    23,385     18,740   21,030
Net income per share.................................    $0.03     $0.03     $0.04     $0.04      $0.65    $0.58

   N. FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and
      -----------------------------------
      assumptions were used to estimate the fair value of each class of financial instruments:

      A)  Cash and Cash Equivalents - The carrying amounts approximate fair
          -------------------------
          value because of the short maturity of these instruments.

      B)  Investments - The carrying amounts approximate fair value as
          -----------
          determined by quoted market prices.

      C)  Receivables - The carrying amount approximates fair value because of
          -----------
          the short maturity of these instruments.

      D)  Debt - The carrying amounts approximate fair value based on borrowing
          ----
          rates currently available to the Company for loans with similar terms.

   O. USE OF ESTIMATES - The preparation of financial statements in conformity
      ----------------
      with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Company's most significant estimates relate to the deferred income tax valuation allowance, allowance for doubtful accounts receivable, reserve for excess and obsolete inventory, and warranty reserve.

   P. RECLASSIFICATIONS - Certain amounts in the 1995 and 1996 financial
      -----------------
      statements have been reclassified to conform with the 1997 presentation.

2.    ACQUISITIONS

      A. VANGUARD AUTOMATION, INC.
         -------------------------

      On December 9, 1997, the Company acquired the outstanding shares of Vanguard for approximately 3,391,000 shares of the Company's common stock, having a market value of $45,776,000. Outstanding Vanguard stock options were converted into stock options to purchase approximately 152,000 shares of the Company's common stock. Outstanding Vanguard warrants were converted into warrants to purchase approximately 182,000 shares of the Company's common stock. Vanguard produces and markets automated manufacturing equipment used in the assembly of certain types of semiconductor packaging processes, commonly referred to as Ball Grid Array. This acquisition was accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of Vanguard for all periods presented. The accompanying September 30, 1996 and 1995 consolidated financial statements include Vanguard's amounts for the years ended December 31, 1996 and 1995. The accompanying consolidated financial statements for the year ended September 30, 1997 include the operations of Vanguard on a common fiscal year. Vanguard's net loss for the period October 1, 1996 through December 31, 1996 of $2,444,000, included twice in the accompanying consolidated statements of income for the fiscal years ended September 30, 1997 and 1996 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit in fiscal 1997.

      The following is a reconciliation of certain restated amounts with amounts previously reported:

                                                      (IN THOUSANDS)
                                               1997       1996       1995
                                            ----------  ---------  --------

Revenues:
 As previously reported                      $152,103   $143,540   $122,125
 Effect of Vanguard pooling of interests       17,239     10,435     23,290
                                             --------   --------   --------
 As restated                                 $169,342   $153,975   $145,415
                                             ========   ========   ========
Net income (loss):
 As previously reported                      $  8,245   $  9,726   $ 10,995
 Effect of Vanguard pooling of interests       (7,597)    (8,891)     1,153
                                             --------   --------   --------
 As restated                                 $    648   $    835   $ 12,148
                                             ========   ========   ========
Net income (loss) per share:
 As previously reported                      $   0.38   $   0.45   $   0.55
 Effect of Vanguard pooling of interests        (0.35)     (0.41)      0.03
                                             --------   --------   --------
 As restated, basic and diluted              $   0.03   $   0.04   $   0.58
                                             ========   ========   ========

   B. TRIGON
      ------

      On June 30, 1997, the Company acquired Trigon Technologies, Inc. ("Trigon"), a privately owned company located in Farmington Hills, Michigan. Trigon markets a line of 2-D machine vision products for the semiconductor industry. The purchase price was $3,000,000 in cash plus contingent consideration based upon the sales level of certain products sold by Trigon, over a five-year period.

      This acquisition has been accounted for as a purchase and, accordingly, the results of Trigon are included in the consolidated statements of income of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,997,000 is being amortized over 15 years. The historical results of operations of Trigon were not material to the operations of the Company.

   C. SYSTEMATION ENGINEERED PRODUCTS, INC.
      -------------------------------------

      On October 1, 1996, the Company acquired the outstanding shares of Systemation Engineered Products, Inc. ("SEP") for 1,740,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $22,838,000. SEP designs manufactures, markets and sells specialized high speed production machinery for the electronics component industry. SEP's principle product lines include tape and reel packaging equipment and automatic optical inspection systems. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of SEP for all periods presented. The accompanying September 30, 1995 consolidated financial statements include SEP's amounts for the year ended March 31, 1996. The accompanying consolidated financial statements for the years ended September 30, 1997 and 1996 include the operations of SEP on a common fiscal year. SEP's net income for the period October 1, 1995 through March 31, 1996 of $558,000, included twice in the accompanying consolidated statements of income for the fiscal years ended September 1996 and 1995 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit. Expenses of $904,000 have been incurred related to this merger.

   D. COMPUTER IDENTICS CORPORATION
      -----------------------------

      On August 30, 1996, the Company acquired the outstanding shares of Computer Identics Corporation ("CI") for approximately 2,127,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $30,580,000. Outstanding CI stock options were converted into options to purchase approximately 186,000 shares of the Company's common stock. Outstanding CI warrants were converted into warrants to purchase approximately 39,000 shares of the Company's common stock. CI designs, manufactures, markets and sells standard barcode products, data collection networks and systems for data collection and material handling/industrial markets. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of CI for all periods presented. The accompanying September 30, 1995 consolidated financial statement include CI's amounts for the year ended December 31, 1995. The accompanying consolidated financial statements for the years ended September 30, 1997 and 1996 include the operations of CI on a common fiscal year. CI's net income for the period October 1, 1995 through December 31, 1995 of $60,000 included twice in the accompanying consolidated statements of income for the fiscal years ended September 1996 and 1995 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit in fiscal 1996. Included in the operating results of the Company for the year ended September 30, 1996 are approximately $24,661,000 of revenues and approximately $793,000 of net loss of CI prior to the date of acquisition (August 30, 1996). Expenses of $1,547,000 have been incurred related to this merger.

   E. NORTHEAST ROBOTICS, INC.
      ------------------------

      On May 30, 1996, the Company consummated a merger with Northeast Robotics, Inc. ("NER"), a privately owned company located in New Boston, New Hampshire, pursuant to which NER became a wholly owned subsidiary of the Company (the "NER Merger"). NER markets a line of patented illumination products to perform reliably in difficult imaging applications involving highly reflective or uneven surfaces. As a consequence of the NER Merger, the Company issued approximately 139,000 shares of its common stock (which had a market value of approximately $2,676,000 on the date the NER Merger was consummated) to the shareholders of NER in exchange for all of the outstanding shares of NER common stock.

      This acquisition has been accounted for as a purchase and, accordingly, the results of NER are included in the consolidated statements of income of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,688,000 is being amortized over 15 years. The historical results of operations of NER were not material to the operations of the Company.

   F. INTERNATIONAL DATA MATRIX, INC.
      -------------------------------

      On October 23, 1995, the Company acquired the outstanding shares of International Data Matrix, Inc. ("IDM") for approximately 370,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $8,183,000. IDM is a manufacturer and supplier of two dimensional bar code reading systems. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of IDM for all periods presented. IDM's net loss for the period October 1, 1994 through December 31, 1994 of $154,000, included twice in the consolidated statements of income for the fiscal years ended September 30, 1995 and 1994 as a result of conforming fiscal years, has been included as an adjustment to the consolidated accumulated deficit in fiscal 1995.

      Included in the operating results of the Company for the years ended September 30, 1996 are approximately $77,000 of revenues and $135,000 of net loss of IDM prior to the date of acquisition (October 23, 1995). Expenses of $445,000 have been incurred related to this merger.

   G. ACUITY IMAGING, INC. AND SUBSIDIARIES
      -------------------------------------

      On September 20, 1995, the Company acquired the outstanding shares of Acuity Imaging, Inc. ("Acuity") for approximately 1,448,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $31,141,000. Acuity designs, manufactures and markets two dimensional machine vision systems for use in industrial automation. Outstanding Acuity stock options were converted into options to purchase approximately 114,000 shares of the Company's common stock. This acquisition has been accounted for as a pooling of interests. Acuity's net income for the period October 1, 1994 through December 31, 1994 of $255,000, included twice in the consolidated statements of income for the fiscal years ended September 30, 1995 and 1994 as a result of conforming fiscal years, has been included as an adjustment to the consolidated accumulated deficit in fiscal 1995. Included in the operating results of the Company for the year ended September 30, 1995 are approximately $19,153,000 of revenues and $1,188,000 of net loss of Acuity prior to the date of acquisition (September 20, 1995). Expenses of $1,160,000 have been incurred related to this merger.

3. ACCOUNTS RECEIVABLE

   Accounts receivable at September 1997 and 1996 consisted of the following:

                                                               (IN THOUSANDS)
                                                               1997     1996
                                                              -------  -------
           Billed accounts receivable                         $47,638  $29,505
           Unbilled accounts receivable                         5,641    2,836
                                                              -------  -------
           Total                                               53,279   32,341
           Less allowance for doubtful accounts receivable      2,716    1,400
                                                              -------  -------
           Accounts receivables, net                          $50,563  $30,941
                                                              =======  =======

   Unbilled receivables primarily relate to sales recorded on standard products which have been shipped, but have not yet been finally accepted by the customer. The Company has no significant remaining obligations relating to these unbilled receivables and collectibility is probable. The Company estimates that all of its unbilled receivables at September 30, 1997 will become billable during the ensuing twelve months.

4. INVENTORIES

   Inventories at September 1997 and 1996 consisted of the following:

                                                               (IN THOUSANDS)
                                                                1997     1996
                                                              -------  -------
           Raw materials                                      $20,638  $10,980
           Work-in-process                                     13,158   12,915
           Finished goods                                       5,299    2,675
                                                              -------  -------
           Total                                              $39,095  $26,570
                                                              =======  =======

5. INCOME TAXES

   The components of income (loss) before income tax provision (benefit) are as follows:

                                                (IN THOUSANDS)
                                            1997     1996    1995
                                           -------  ------  -------

           Domestic                        $ 2,114  $(118)  $12,027
           Foreign                            (721)  (201)       65
                                           -------  ------  -------
           Total                           $ 1,393  $(319)  $12,092
                                           =======  ======  =======

   The income tax provision (benefit) for the fiscal years ended September 30, 1997, 1996 and 1995 consisted of the following:

                                                (IN THOUSANDS)
                                            1997      1996     1995
                                           -------  -------   -------
   Current:
     Federal                               $   737  $ 4,279   $ 4,993
     State                                     110    1,024       747
     Foreign                                    (9)      38        42
     Utilization of net operating
       loss carryforwards                       -    (3,614)   (4,109)
                                           -------  -------   -------
                                               838    1,727     1,673
                                           -------  -------   -------
   Deferred:
     Federal                                 1,187   (3,802)    1,539
     State                                     246     (465)      376
     Adjustment of valuation allowance      (1,526)   1,386    (3,644)
                                           -------  -------   -------
                                               (93)  (2,881)   (1,729)
                                           -------  -------   -------
   Total                                   $   745  $(1,154)  $   (56)
                                           =======  =======   =======

   The adjustment of the valuation allowance during fiscal 1997 emanated from a change in the legal structure of certain subsidiaries which eliminated certain limitations on the Company's utilization of net operating losses of acquired subsidiaries. The adjustments of the valuation allowance during fiscal 1996 and 1995 emanated from the Company's profitable operations during those years and the extent to which the Company substantiated projected future earnings. The valuation allowance as of September 30, 1997 relates primarily to net operating loss carryforwards and tax credit carryforwards of Acuity, IDM and CI which are subject to annual limitations as a result of the changes in ownership and the net deferred tax assets of Vanguard.

   The income tax benefits related to the exercise of stock options reduces taxes currently payable or increases net deferred tax assets, and is credited to additional paid-in capital. Such amounts approximate $572,000, $3,408,000 and $126,000 during the fiscal years ended September 1997, 1996 and 1995, respectively.

   A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the years ended September 30, 1997, 1996 and 1995 is as follows:

                                                             1997      1996       1995
                                                            ------  ----------  -------

   U.S. Federal statutory rate                               34.0%     (34.0)%   34.0%
   Increases (reductions) due to:
   State taxes - net of Federal tax benefit                  13.7      223.5      4.2
   Utilization of net operating loss carryforwards              -   (1,132.9)   (35.1)
   Anticipated future utilization of net operating
    loss carryforwards                                      (88.9)    (457.1)   (10.0)
   Net operating loss not producing current tax benefits    203.5      985.3      6.4
   Exempt income of foreign sales corporation               (55.1)      (6.9)    (1.4)
   Worthless stock deduction relating to liquidation
    of foreign subsidiaries                                 (55.1)         -        -
   Other - net                                                1.4       60.3      1.4
                                                                    --------    -----
   Total                                                     53.5%    (361.8)%   (0.5)%
                                                            =====   ========    =====

   The net deferred tax asset at September 30, 1997, 1996 and 1995 is comprised of the following:

                                                       (IN THOUSANDS)
   Deferred Tax Assets (Liabilities)         1997           1996        1995
   ---------------------------------       --------       --------    --------

   Net operating loss carryforwards        $ 17,021       $ 16,941    $ 14,384
   Tax credit carryforwards                   2,655          2,853       2,651
   Accrued liabilities                        2,277          1,881       2,006
   Inventories                                2,427          2,712       1,206
   Receivables                                1,078            486         183
   Property and equipment                      (129)          (367)       (100)
   Merger expenses                              271            706         288
   Software development costs                (2,043)          (543)          -
   Other                                        176            (75)       (120)
                                           --------       --------    --------
                                             23,733         24,594      20,498
   Less valuation allowance                 (14,913)       (16,439)    (17,275)
                                           --------       --------    --------
   Total                                   $  8,820       $  8,155    $  3,223
                                           ========       ========    ========

   At September 30, 1996, other assets included noncurrent net deferred tax assets of $39,000.

   As of September 30, 1997, the Company had Federal net operating loss carryforwards of approximately $42,706,000 of which $31,988,000 are subject to annual limitations because of the changes in ownership, as defined in the Internal Revenue Code. Such loss carryforwards expire in the fiscal years 1998 through 2012. The utilization of the carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods.

6. PLANT AND EQUIPMENT

   Plant and equipment at September 1997 and 1996 consisted of the following:

                                                          (IN THOUSANDS)
                                                          1997     1996
                                                         -------  -------

       Land                                              $   490  $   490
       Machinery and equipment                             7,711    6,312
       Furniture, fixtures and other equipment            10,068    7,345
       Demonstration equipment                             7,334    5,725
       Leasehold improvements                              1,940    1,581
                                                         -------  -------
       Total                                              27,543   21,453
       Less accumulated depreciation and amortization     13,036   10,022
                                                         -------  -------
       Plant and equipment - net                         $14,507  $11,431
                                                         =======  =======

7. OTHER ASSETS

   Other assets at September 1997 and 1996 consisted of the following:

                                                         (IN THOUSANDS)
                                                           1997    1996
                                                         ------  ------

       Software development costs, net of accumulated
         amortization of $2,251,000 and $1,289,000,
         respectively                                    $7,233  $3,353
       Other                                              1,435   1,025
                                                         ------  ------
       Total                                             $8,668  $4,378
                                                         ======  ======

   Certain software development costs totaling $4,842,000 and $2,630,000 have been capitalized during the fiscal years ended September 1997 and 1996, respectively. Capitalized software development costs for the fiscal year ended September 30, 1997 and 1996 include $848,000 and $1,534,000, respectively, of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because, prior to their respective acquisitions by the Company, they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

   Amortization expense relating to software development costs for 1997, 1996 and 1995 was $962,000, $551,000 and $325,000, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

   Accrued expenses and other current liabilities at September 1997 and 1996 consisted of the following:

                                                        (IN THOUSANDS)
                                                        1997     1996
                                                       -------  -------

   Accrued wages and related employee benefits         $ 5,198  $ 4,852
   Accrued sales commissions                             4,028    3,742
   Accrued warranty and other product related costs      2,666    2,484
   Other                                                 7,731    3,052
                                                       -------  -------
   Total                                               $19,623  $14,130
                                                       =======  =======

9. NOTES PAYABLE AND LONG-TERM DEBT

   Long-term debt at September 1997 and 1996 consisted of the following:

                                                            (IN THOUSANDS)
                                                            1997     1996
                                                           -------  -------

   RVSI line of credit (a)                                 $ 4,924  $     -
   RVSI term loan (a)                                        7,600        -
   CI line of credit (b)                                     1,665      759
   Vanguard short-term debt (c)                              2,000    2,000
   SEP line of credits, repaid in October 1996                   -    6,400
   SEP installment note payable, repaid in October 1996          -      845
   Other borrowings                                            848    1,046
                                                           -------  -------
   Total long-term debt                                     17,037   11,050
   Less current portion of long-term debt                   10,623   10,558
                                                           -------  -------
   Long-term debt, net of current portion                  $ 6,414  $   492
                                                           =======  =======

   A. On June 27, 1997, RVSI entered into a credit agreement with a bank which consisted of an $8,000,000 term loan and a $6,000,000 revolving credit facility. The revolving credit facility was subsequently increased to $11,000,000 in December 1997 and $17,000,000 in January 1998. The term loan was payable in 60 monthly installments of $133,333 with interest at
      8.05 percent. Interest on borrowings under the revolving credit facility were at LIBOR plus 1.5 percent and the facility had a commitment fee of 1/4 of one percent per annum on the unused portion of the line. Borrowings under the credit agreement were secured by substantially all of the Company's assets and were guaranteed by all domestic subsidiaries. The terms of the credit agreement, among other matters, required the Company to maintain certain tangible net worth, debt to equity, working capital, and debt service coverage ratios and place restrictions on additional investments, indebtedness and the payment of cash dividends.

   B. CI had an unsecured demand line of credit with a domestic bank which provided for maximum borrowings of $2,500,000. Borrowings under this line of credit were in German Deutschmarks, French Francs, or British Pounds with interest at various rates dependent upon the currency borrowed. The interest rate on borrowings outstanding at September 30, 1997 ranged from
      6.5 percent to 8.5 percent.

   C. In 1996, Vanguard entered into an agreement with a significant stockholder which provided Vanguard with a $2,000,000 credit line which matured in July 1997. In connection with this credit line, Vanguard issued warrants to purchase up to 2,000,000 shares of Vanguard's voting stock at an exercise price of $1.00 per share. In June 1997, the credit line was repaid with the proceeds of a private equity placement. In June 1997, Vanguard entered into a debt agreement with a significant related party supplier in the principal sum of $2,000,000, with interest at the prime rate payable in monthly installments. This debt agreement was paid in full in June 1998.

   D. (Unaudited) In March 1998, RVSI entered into a new $37,500,000 revolving credit agreement with three domestic banks, which replaced the $17,000,000 revolving credit agreement, the $8,000,000 term loan and the CI $2,500,000 unsecured demand line of credit. The new agreement, which is secured by essentially all of the tangible and intangible assets of the Company, has a two year term, with interest at either prime rate or LIBOR. The agreement has financial covenants which include minimum profitability, minimum liquidity and minimum net worth, and requires a commitment fee of 1/4 of one percent per annum on the total facility. At March 31, 1998, there was $29,500,000 outstanding under this facility. The lending banks waived the Company's compliance with the financial covenants under the agreement for the three months ended March 31, 1998. The Company is currently not in compliance with certain financial covenants of its credit agreement and is working with its banks to amend the facility and revise the financial covenants in the agreement. In addition, the Company is attempting to obtain private placement financing, as well as reducing inventory purchases, operating expenses and capital expenditures to lower its future cash requirements.

      Maturities of long-term debt as of September 30, 1997 are as follows:

                 YEAR ENDING
                September 30,
                -------------
                   1998                 $10,623
                   1999                   1,872
                   2000                   1,641
                   2001                   1,654
                   2002                   1,247
                                        -------

                                        $17,037
                                        =======

10. EMPLOYEE BENEFIT PLANS

    Defined Benefit Plan -         The Company has a noncontributory pension
    --------------------
    plan for employees who meet certain minimum eligibility requirements.
    The level of retirement benefit is based on a formula which considers both employee compensation and length of credited service.

    Plan assets are invested in pooled bank investment accounts, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.

    The components of net pension cost for the fiscal years ended September 30, 1997, 1996 and 1995 are summarized as follows:

                                                            (IN THOUSANDS)
                                                         1997    1996    1995
                                                        ------  ------  ------

    Service cost - benefits earned during the period    $ 272   $ 219   $ 158
    Interest on projected benefit obligations             135      97      83
    Estimated return on plan assets                      (117)    (81)    (56)
    Other - amortization of actuarial gains and
    net transition asset                                  (15)    (23)    (20)
                                                        -----   -----   -----
    Net pension cost                                    $ 275   $ 212   $ 165
                                                        =====   =====   =====

    The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 1997 and 1996 is as follows:

                                                            (IN THOUSANDS)
                                                         1997            1996
                                                        ------          ------

    Fair value of plan assets                           $1,664          $1,211
                                                        ------          ------
    Actuarial present value of benefit obligation:
    Accumulated benefit obligation, including vested
     benefits of $318,000 and $965,000 in 1997 and
     1996, respectively                                  1,647           1,246
    Effect of projected compensation increases             554             350
                                                        ------          ------
    Projected benefit obligation for services
     rendered to date                                    2,201           1,596
                                                        ------          ------
    Projected benefit obligation in excess of
     plan assets                                          (537)           (385)
    Unrecognized net loss                                  358             210
    Remaining unrecognized net transition asset being
     amortized over 11 years                               (14)            (50)
    Unrecognized prior service costs                        23              28
                                                        ------          ------
    Accrued pension cost                                $ (170)         $ (197)
                                                        ======          ======

    Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                    1997   1996
                                                   -----  -----
    Discount rate                                  7.50%  7.50%
    Rate of compensation increase                  4.00%  4.00%
    Expected long-term rate of return on assets    8.25%  8.25%

    Defined Contribution Plans - The Company has four defined contribution
    --------------------------
    plans (the "Plans") for all eligible employees, as defined by the Plans. The Company made matching employer contributions at various percentages in accordance with the respective plan documents. The Company incurred $604,000, $338,000 and $218,000 for matching employer contributions to the Plans in 1997, 1996 and 1995, respectively. In 1997, 1996 and 1995, the Company issued 9,000, 4,000 and 12,000 shares, respectively, of its common stock to one of the Plans related to its prior year contribution.

11. COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES - The Company has entered into operating lease agreements
    ----------------
    for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands of dollars):

                Year Ending September 30:    FACILITIES    EQUIPMENT     TOTAL
                -------------------------    ----------    ---------    -------

                       1998                     $ 2,309         $167    $ 2,476
                       1999                       1,944          282      2,226
                       2000                       1,783           58      1,841
                       2001                       1,401           14      1,415
                       2002                         825            4        829
                       Thereafter                 6,454            1      6,455
                                                -------         ----    -------
                       Total                    $14,716         $526    $15,242
                                                =======         ====    =======

    Rent expense for 1997, 1996 and 1995 was $3,015,000, $2,283,000 and
    $1,989,000, respectively.

    On January 6, 1997, the lessor of SEP's manufacturing facility assigned the lease to the former majority shareholder of SEP, in conjunction with the sale of this facility to the former majority shareholder. In addition, the lease was amended to include certain capital equipment owned by the former majority shareholder. SEP began leasing this facility during fiscal 1996. The base annual rental payable under the lease is $605,000. The lease expires in October 2011.

    LITIGATION - During fiscal 1992, the Company instituted an action against
    ----------
    Cybo Systems, Inc. ("Cybo"), alleging that Cybo breached certain agreements between the parties with respect to the sale by the Company to Cybo of all of the assets of its welding and cutting systems business.

    In response to the action brought by the Company, Cybo asserted claims against the Company alleging, among other things, breach of contract and warranties, fraud, bad faith, trespass and conversion. Cybo is seeking aggregate damages in excess of $10,000,000. The Company believes that Cybo's claims are without merit and plans to defend against them vigorously. The Company's management, after discussion with legal counsel, believes that the ultimate outcome of this matter will not have a material adverse impact on the Company's consolidated financial statements.

    (Unaudited) In June 1998, RVSI and General Scanning, Inc. executed a settlement agreement of RVSI's claims arising out of General Scanning's acquisition of View Engineering, Inc. in August 1996, RVSI claimed that General Scanning used improperly obtained information in connection with the acquisition. General Scanning denied all such claims. Under the settlement agreement, General Scanning has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages as described below. Under the settlement, General Scanning licenses to RVSI its 2-D and 3-D vision technology solely and exclusively for RVSI's use in the inspection of leads, pins, balls, bumps and other present and future device interconnection leads. In consideration for the technology license and non-competition agreement, RVSI agreed to pay General Scanning $3.75 million.

    The Company is also presently involved in other litigation matters in the normal course of business. Based upon discussion with Company legal counsel, management does not expect that these matters will have a material adverse impact on the Company's consolidated financial statements.

12. STOCKHOLDERS' EQUITY

    PRIVATE EQUITY PLACEMENTS - During fiscal 1997, Vanguard entered into an
    -------------------------
    agreement with a group of investors. Under the agreement, Vanguard received approximately $7,673,000, after expenses, in exchange for the issuance of 7,045,455 shares of Vanguard's voting stock (approximately 639,000 equivalent shares of RVSI common stock). In addition, Vanguard also issued 2,057,122 shares of Vanguard's voting stock (approximately 187,000 equivalent shares of RVSI common stock) in full satisfaction of all contingent performance shares related to the prior private equity placements. The proceeds of this offering were utilized for the repayment of certain related party vendor payables, of approximately $1,700,000, repayment of $2,000,000 related party credit line and other working capital requirements.

    During fiscal 1996, Vanguard entered into agreements with a group of investors and creditors. Under these agreements, Vanguard received approximately $10,060,000, after expenses, in exchange for the issuance of 13,586,487 shares of Vanguard's voting stock (approximately 1,233,000 equivalent shares of RVSI common stock). In addition, a $68,000 note receivable was collected relating to an private placement offering in fiscal 1995. The proceeds of these offerings were utilized for the repayment of certain vendor payables, repayment of a $1,400,000 related party credit line, repayment of a $500,000 related party short-term note and other working capital requirements.

    During fiscal 1995, the Company entered into an agreement with a group of investors. Under the agreement, the Company received approximately $9,386,000, after expenses, in exchange for the issuance of 1,110,000 shares of the Company's common stock. The Company also issued warrants exercisable through June 2000 to purchase approximately 68,000 shares of the Company's common stock at exercise prices ranging from $8.75 to $9.00 per share.

    During fiscal 1995, IDM entered into an agreement with a group of investors and certain then existing stockholders. Under the agreement, IDM received approximately $1,765,000 after expenses, in exchange for 46,447 shares of IDM's common stock (approximately 119,000 equivalent shares of RVSI common stock). IDM used approximately $785,000 of the net proceeds to satisfy certain notes payable and related accrued interest and $60,000 of the net proceeds to satisfy certain accounts payable.

    During fiscal 1995, Vanguard entered into agreements with a group of investors and creditors. Under these agreements, Vanguard issued 2,621,623 shares of Vanguard's voting stock (approximately 238,000 equivalent shares of RVSI common stock) for $1,940,000 in cash, issued 394,588 shares of Vanguard's voting common stock (approximately 36,000 equivalent shares of RVSI common stock) for repayment of liabilities of approximately $292,000 and issued 91,920 shares of Vanguard's voting stock (approximately 8,000 equivalent shares of RVSI common stock) for a $68,000 note receivable which was paid in fiscal 1996.

    TREASURY STOCK - In July 1997, Vanguard repurchased 1,000,000 shares of
    --------------
    its voting stock (approximately 91,000 equivalent shares of RVSI common stock) from its former chief technology officer. Additionally, Vanguard purchased a stock option to repurchase an additional 1,000,000 shares of Vanguard's voting stock at an exercise price of $0.70 per share. These shares and options were repurchased as part of a contract severance agreement and were subsequently retired.

    WARRANTS ISSUED FOR SERVICES RENDERED - During fiscal 1996, the Company
    -------------------------------------
    issued warrants under certain agreements granting the holders thereof the right through September 2000 to purchase up to approximately 50,000 shares of the Company's common stock at exercise prices ranging from $12.88 to $25.00 per share as compensation for professional services rendered. The Company recorded an expense of approximately $74,000 related to the issuance of such warrants.

    During fiscal 1996, Vanguard issued warrants to a related party granting him the right to purchase up to 2,000,000 shares of Vanguard's voting stock at an exercise price of $1.00 per share (approximately 182,000 equivalent shares of RVSI common stock with an equivalent exercise price of $11.02) as consideration for providing a $2,000,000 credit line (see Note 9). No expense has been recorded in the accompanying statements of income related to the granting of these options.

    During fiscal 1995, the Company issued warrants under certain agreements granting the holders thereof the right through July 1999 to purchase up to approximately 82,000 shares of the Company's common stock at exercise prices ranging from $5.81 to $23.38 per share as compensation for professional services rendered. The Company recorded an expense of approximately $92,000 related to the issuance of such warrants.

    WARRANTS EXERCISED - During fiscal 1997, the Company received
    ------------------
    approximately $515,000 in connection with the issuance of approximately 91,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices ranging between $1.00 and $7.67 per share.

    During fiscal 1996, the Company received approximately $1,358,000 in connection with the issuance of approximately 1,014,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices ranging between $1.00 and $9.00 per share.

    During fiscal 1995, the Company received approximately $492,000 in connection with the issuance of approximately 324,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices ranging between $1.00 and $4.38 per share.

    WARRANTS OUTSTANDING - As of September 30, 1997, there were warrants
    --------------------
    outstanding to purchase approximately 365,000 shares of the Company's common stock with exercise prices ranging between $3.75 and $25.00 per share.

    STOCK OPTION PLANS - The Company has several stock option plans which
    ------------------
    provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options vest over a period of three to five years. All options issued by the Company to date have exercise prices which were equal to market value of the Company's common stock at the date of grant.

    Shares granted and canceled during 1997 include a stock option repricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans. All options that were granted prior to July 9, 1997 were eligible for replacement. Under the terms of the stock options repricing, at the election of the stock option holder, stock option holders could surrender their unexercised stock options for a proportionately less amount of stock options, based upon a formula, at an exercise of $14.13, the fair value of the Company common stock on July 22, 1997. A total of approximately 1,196,000 options with exercise prices ranging from $14.52 to $26.75 were canceled, and approximately 930,000 options were reissued at an exercise price of $14.13 per share. Reissued options vest 20 percent on the six-month anniversary of the replacement date; 20 percent on the one-year anniversary of the replacement date; and 20 percent annually thereafter until fully vested. The options expire on July 22, 2002. For directors and officers of the Company, the options will not become exercisable until the earlier of seven years from the replacement date or until the market value of the Company's common stock reaches the exercise price of the originally replaced option.

   The following table sets forth summarized information concerning the Company's stock options:

                                                                      NUMBER OF SHARES      EXERCISE
                                                                       (In Thousands)      PRICE RANGE
                                                                      ----------------   --------------
Options outstanding for shares of common stock at October 1, 1994           2,019        0.53  -  38.72
Granted                                                                       315        4.25  -  22.50
Canceled or expired                                                           (77)       0.53  -  17.43
Exercised                                                                    (416)       0.53  -  17.43
                                                                           ------        --------------
Options outstanding for shares of common stock at September 30, 1995        1,841        0.53  -  38.72
Granted                                                                     1,843        7.71  -  26.75
Canceled or expired                                                          (225)       1.00  -  22.50
Exercised                                                                    (498)       0.53  -  17.43
                                                                           ------        --------------
Options outstanding for shares of common stock at September 30, 1996        2,961        0.53  -  38.72
Granted                                                                     2,660        7.71  -  19.00
Canceled or expired                                                        (1,636)       0.81  -  38.72
Exercised                                                                    (293)       0.53  -  15.34
                                                                           ------        --------------
Options outstanding for shares of common stock at September 30, 1997        3,692        0.75  -  34.42
                                                                           ======        ==============

Shares reserved for issuance at September 30, 1997                            193
                                                                           ======

 Weighted average option exercise price information for the years 1997 and 1996 was as follows:

                                                   1997        1996
                                                  ------     -------
 Outstanding at beginning of year                 $12.14     $ 4.27
 Granted during the year                           12.86      17.94
 Exercised during the year                          4.14       2.09
 Canceled or expired during the year               16.51      16.06
 Exercisable at year end                            5.86       4.52

 Significant option groups outstanding at September 30, 1997 and related weighted average price and life information were as follows:

                                  WEIGHTED       WEIGHTED               WEIGHTED
                                   AVERAGE        AVERAGE                AVERAGE
   RANGE OF         NUMBER        REMAINING      EXERCISE    NUMBER     EXERCISE
EXERCISE PRICES   OUTSTANDING  CONTRACTUAL LIFE   PRICE    EXERCISABLE   PRICE
----------------  -----------  ----------------  --------  -----------  --------
$  0.75 - $ 7.44       767           3.11         $ 3.36       604       $ 2.81
$  7.56 - $12.75     1,066           5.89          10.52        72         9.19
$12.88 -  $13.88       595           5.54          13.18        22        13.20
     $14.13            946           6.47          14.13        66        14.13
$14.19 -  $34.42       318           5.36          18.08        66        19.31
                     -----           ----         ------       ---       ------
                     3,692           5.36         $11.04       830       $ 5.86
                     =====           ====         ======       ===       ======

   The Company applies Accounting Principles Board Opinion No. 25,
   "Accounting For Stock Issued To Employees", and selected interpretations in accounting for its option plans. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", the Company's net income and earnings per share would have been reduced by approximately $5,537,000 and $2,578,000 or $0.23 and $0.11 per share in 1997 and 1996, respectively. The weighted average fair value of the options granted during 1997 and 1996 is estimated at $7.44 and $9.76 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for 1997 and 1996, respectively: volatility of 64% and 56%, risk-free interest rate of 5.83% and 5.81%, and an expected life of five years in 1997 and 1996. The weighted average fair value of Vanguard options granted during both 1997 and 1996 is estimated at $0.38 (approximately $4.19 restated for equivalent RVSI stock options) on the date of grant using the minimum value method with the following weighted average assumptions for both 1997 and 1996: volatility of zero, risk-free interest rate of 6%, and an expected life of ten years.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   1997
                                 --------------------------------------
                                  FIRST     SECOND    THIRD     FOURTH
                                 QUARTER   QUARTER   QUARTER    QUARTER
                                 -------   -------   -------    -------
    Revenues                     $38,734   $35,755   $41,789    $53,064
    Gross profit                 $17,357   $15,192   $19,681    $23,265
    Net income (loss)            $  (294)  $  (767)  $  (762)   $ 2,471
    Net income (loss) per share  $ (0.01)  $ (0.03)  $ (0.03)   $  0.10

                                                   1996
                                 --------------------------------------
                                  FIRST     SECOND    THIRD     FOURTH
                                 QUARTER   QUARTER   QUARTER    QUARTER
                                 -------   -------   -------    -------
    Revenues                     $37,392   $38,292   $39,914    $38,377
    Gross profit                 $18,671   $18,473   $17,552    $14,119
    Net income (loss)            $ 2,118   $ 1,841   $ 1,067    $(4,191)
    Net income (loss) per share  $  0.09   $  0.08   $  0.05    $ (0.18)

    During the quarter ended September 30, 1996, the Company capitalized approximately $590,000 of software development costs which should have been capitalized during the first three quarters of the fiscal year ended September 30, 1996.

    During the quarter ended June 30, 1996, SEP became aware of a significant problem with the performance of one of its products. The Company's management believes it has resolved this problem and has implemented the necessary design changes. As a result, SEP recorded inventory, warranty and accounts receivable reserves of approximately $1.8 million and $1.1 million in the third and fourth quarters of fiscal 1996, respectively, relating to the correction of this problem.

    The quarterly net income per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

14. MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

    The Company grants credit to customers who are primarily in the semiconductor industry. During 1997 and 1996, revenues from a single customer represented 16 percent and 13 percent of total revenues, respectively. No other customer accounted for more than 10 percent of total revenues for fiscal 1997, 1996 and 1995.

15. GEOGRAPHIC OPERATIONS

    For the purposes of segment reporting, management considers the Company to operate in one industry, the machine vision industry. Operations in this business segment by geographic area are summarized as follows (in thousands of dollars):

                                                          UNITED STATES    EUROPE    ELIMINATIONS    CONSOLIDATED
                                                          -------------   -------    ------------    ------------
    YEAR ENDED SEPTEMBER 30, 1997:
    -------------------------------
     Revenues from unaffiliated customers                    $152,530     $16,812       $     -        $169,342
     Transfers between geographic areas                         4,611           -        (4,611)              -
                                                             --------     -------       -------        --------
     Total revenues                                          $157,141     $16,812       $(4,611)       $169,342
                                                             ========     =======       =======        ========
     Income (loss) before income tax benefit (provision)     $  2,120     $  (721)      $    (6)       $  1,393
                                                             ========     =======       =======        ========
     Identifiable assets                                     $132,515     $ 8,451       $(4,976)       $135,990
                                                             ========     =======       =======
     Corporate assets                                                                                     3,933
                                                                                                       --------
     Total assets at September 30, 1997                                                                $139,923
                                                                                                       ========
     YEAR ENDED SEPTEMBER 30, 1996:
     ------------------------------
     Revenues from unaffiliated customers                    $137,749     $16,226       $     -        $153,975
     Transfers between geographic areas                         4,128         240        (4,368)              -
                                                             --------     -------       -------        --------
     Total revenues                                          $141,877     $16,466       $(4,368)       $153,975
                                                             ========     =======       =======        ========
     Income (loss) before income tax benefit (provision)     $   (187)    $  (201)      $    69        $   (319)
                                                             ========     =======       =======        ========
     Identifiable assets                                     $ 93,607     $ 7,085       $(8,143)       $ 92,549
                                                             ========     =======       =======
     Corporate assets                                                                                    14,922
                                                                                                       --------
     Total assets at September 30, 1996                                                                $107,471
                                                                                                       ========
     YEAR ENDED SEPTEMBER 30, 1995:
     ------------------------------
     Revenues from unaffiliated customers                    $128,653     $16,762       $     -        $145,415
     Transfers between geographic areas                         5,050         110        (5,160)              -
                                                             --------     -------       -------        --------
     Total revenues                                          $133,703     $16,872       $(5,160)       $145,415
                                                             ========     =======       =======        ========
     Income (loss) before income tax benefit (provision)     $ 12,162     $    65       $  (135)       $ 12,092
                                                             ========     =======       =======        ========
     Identifiable assets                                     $ 66,744     $ 7,465       $(6,985)       $ 67,224
                                                             ========     =======       =======
     Corporate assets                                                                                    16,296
                                                                                                       --------
     Total assets at September 30, 1995                                                                $ 83,520
                                                                                                       ========

     Total revenues to customers outside the U.S. were $115,854,000, $97,483,000 and $79,334,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

     Export sales from the Company's United States operations to unaffiliated customers were as follows:

                                         (IN THOUSANDS)
                                    Year Ended September 30,
                                    -------------------------
                                     1997     1996     1995
                                    -------  -------  -------
     Europe                         $16,413  $ 9,160  $ 8,665
     Asia/Pacific Rim                80,714   70,924   53,609
     Other                            1,915    1,173      298
                                    -------  -------  -------
     Total                          $99,042  $81,257  $62,572
                                    =======  =======  =======


                                 * * * * * * *

16. SUBSEQUENT EVENTS


(Unaudited) On June 24, 1998, RVSI announced that it expected its financial results for the third quarter which ended June 30, 1998 to be below RVSI's and securities analysts' expectations. Revenue for the third quarter is expected to be less than the current fiscal year's second quarter revenue of $47.7 million and the operating loss is expected to be greater than the second quarter operating loss of $2.5 million, excluding non-recurring chareges.

RVSI also announced on June 24, 1998:

    - a 15% reduction in its global workforce. This reduction includes reductions from the consolidation of machine vision and bar code operations and reductions in RVSI's Semiconductor Equipment Group to reduce its cost structure to its current level of business. RVSI expects to take additional non-recurring charges for costs relating to employee severance from the workforce reduction, consolidation of operations and the write down of certain assets.

    - its plans to consolidate its Acuity 2-D machine vision and its CiMatrix 2-D and 1-D bar code reading and automated data collection operations. RVSI expects that such condolidation will strengthen RVSI's position in its served markets and naturally follow the convergence of machine vision and bar code technologies. RVSI believes that the consolidated unit will be better positioned to meet its customers' needs as it seeks to take advantage of the emerging opportunities created by 2-D symbologies and direct part marking.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
-------------------------------------------------------------------------
(in thousands)

        COLUMN A                         COLUMN B           COLUMN C         COLUMN D   COLUMN E
        --------                         --------           --------         --------   --------
                                                            Addition
                                                    ----------------------
                                                                CHARGED TO
                                        BALANCE AT  CHARGED TO    OTHER                  BALANCE
                                        BEGINNING    COST AND    ACCOUNTS   DEDUCTIONS  AT END OF
      Descriptions                      OF PERIOD    EXPENSES   - DESCRIBE  - DESCRIBE   PERIOD
      ------------                      ----------  ----------  ----------  ----------  ---------

YEAR ENDED SEPTEMBER 30, 1997:
 Allowance for doubtful accounts         $1,400       $1,924      $   -  (1)  $  608 (2)  $2,716
                                         ======       ======      =====       ======      ======

 Reserve for excess and
  obsolete inventory                     $3,960       $1,435                  $1,559 (2)  $3,836
                                         ======       ======      =====       ======      ======

YEAR ENDED SEPTEMBER 30, 1996:
 Allowance for doubtful accounts         $  544       $  957      $   6 (1)   $  107 (2)  $1,400
                                         ======       ======      =====       ======      ======

 Reserve for excess and
  obsolete inventory                     $1,057       $3,052                  $  149 (2)  $3,960
                                         ======       ======      =====       ======      ======

YEAR ENDED SEPTEMBER 30, 1995:
 Allowance for doubtful accounts         $  630       $  113      $   8 (1)   $  207 (2)  $  544
                                         ======       ======      =====       ======      ======

 Reserve for excess and
  obsolete inventory                     $1,134       $  280                  $  357 (2)  $1,057
                                         ======       ======      =====       ======      ======


(1)  Recoveries of accounts written off.
(2)  Amounts written off.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the offering described in the Registration Statement:

         Registration Fee............................................$ 400.55
         Accounting Fees and Expenses............................... 5,000.00
         Legal Fees and Expenses.....................................2,500.00
         Printing and Reproduction...................................1,500.00
         Miscellaneous...............................................   99.45
                                                                    ---------
                                          Total Expenses............$9,500.00
                                                                    =========

Item 15.  Indemnification of Directors and Officers

         Article SEVENTH of the Certificate of Incorporation of Robotic Vision Systems, Inc. (the "Registrant") provides with respect to the indemnification of directors and officers that the Registrant shall indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Section grants the Registrant power to indemnify. Article TENTH of the Certificate of Incorporation of the Registrant also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2), acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the ability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

         Section 145 of Delaware Corporation Law provides, inter alia, that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative or in defense of any claim, issue, or matter therein (hereinafter, a "Proceeding"), by reason of the fact that he is or was a director, officer, employee or agent of a corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (collectively an "Agent" of the corporation), he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened

Proceeding by reason of the fact that he is or was an Agent of the corporation, against expenses (including attorney's fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in an action by or in the right of the corporation, the corporation may not indemnify such person in respect of any claim, issue, or matter as to which he is adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is reasonably entitled to indemnity.


Item 16.  Exhibits

     5            Opinion of Cooperman Levitt Winikoff Lester & Newman P.C.
     23(a)        Consent of Deloitte & Touche LLP
     23(b)(i)     Consent of Arthur Andersen LLP
     23(b)(ii)    Consent of Arthur Andersen LLP
     23(c)        Consent of Ernst & Young LLP
     23(d)        Consent of KPMG Peat Marwick LLP
     23(e)        Consent of Cooperman Levitt Winikoff Lester &
                  Newman P.C. included in  Exhibit 5 hereof)
     24           Power of Attorney (included in the signature pages of Part II of this Registration Statement)


Item 17.  Undertakings

          The undersigned Registrant hereby undertakes:

         (1) That for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section

13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 15 of this Part II to the Registration Statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, and Commonwealth of Massachusetts, on the 13th day of July, 1998.

                                                    ROBOTIC VISION SYSTEMS, INC.


                                                    By: /s/Pat V. Costa
                                                        ----------------
                                                           Pat V. Costa
                                                           President



                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pat V. Costa and John J. Arcari, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


 SIGNATURE                           TITLE                               DATE

                                  Chairman of the Board,
                                  President and Director
/s/Pat V. Costa                   (Principal Executive             July 13, 1998
--------------------              Officer)
Pat V. Costa


                                   Chief Financial
                                   Officer and Secretary
                                   (Principal Financial
/s/John J. Arcari                  Officer and Principal           July 13, 1998
--------------------               Accounting Officer)
John J. Arcari

/s/Howard Stern                    Senior Vice President           July 13, 1998
--------------------               and Director
Howard Stern

/s/ Jay M. Haft                    Director                        July 13, 1998
--------------------
Jay M. Haft


/s/Donald J. Kramer                Director                        July 13, 1998
--------------------
Donald J. Kramer


/s/ Mark J. Lerner                 Director                        July 13, 1998
--------------------
Mark J. Lerner


/s/Frank A. DiPietro               Director                        July 13, 1998
--------------------
Frank A. DiPietro


/s/Tomas Kohn                      Director                        July 13, 1998
--------------------
Tomas Kohn


/s/Robert Walker                   Director                        July 13, 1998
--------------------
Robert Walker